SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 2)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                    This Amendment No. 2 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 15     Amendment dated August 8, 1994 to
                              Agreement and Plan of Merger
                              dated July 10, 1994 among ECO
                              Acquisition Corporation, Eli Lilly
                              and Company and McKesson Corporation.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: August 9, 1994         By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 15 Amendment dated August 8, 1994 to Agreement and Plan of Merger dated July 10, 1994 among ECO Acquisition Corporation, Eli Lilly and Company and McKesson Corporation.